Exhibit 99.4

Time Sensitive Materials

Depositary’s Notice of
Combined General Meeting of
Valneva SE

ADSs:	American Depositary Shares.
ADS CUSIP No.:	92025Y103.
ADS Record Date:	May 25, 2021. Date to determine ADS Holders who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein.
French Record Date:

June 20, 2021 at 11:59 P.M. (CET).

Date on which ADS Holders are required under French Law to hold their interest in the Deposited Securities in order to be eligible to vote at the Combined General Meeting.

Meeting Specifics:	Combined General Meeting to be held on June 23, 2021, at 2 p.m. CET, at 6 rue Alain Bombard, 44800 Saint-Herblain France (the “Meeting”). Please note Meeting will be held in a “closed meeting”.
Meeting Agenda:	The draft resolutions to be voted on at the meeting have been repro- duced on page 3 hereof (Exhibit A). You may also view the agenda and draft resolutions on the Company’s website: https://valneva.com/investors/combined-general-meeting-2021/.
ADS Voting Deadline:	On or before 10:00 A.M. (New York City time) on June 17, 2021.
Deposited Securities:	Ordinary shares (the “Shares”) of Valneva SE, a company organized under the laws of France (the “Company”).
ADS Ratio:	Two (2) Shares to one (1) ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank Europe plc.
Deposit Agreement:	Deposit Agreement, dated as of May 10, 2021, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on June 17, 2021.

The Company has announced that the Meeting will be held at the date, time and location identified above. The meeting agenda has been repro- duced on page 3 hereof (Exhibit A). Copies of some Company materials such as the procedures for obtaining preparatory documents and the statutory auditors report will be posted at the Company’s website: https://valneva.com/investors/combined-general-meeting-2021/. The information with respect to the Meeting contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g. an adjournment or cancellation of the Meeting, a change in location and/or manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://valneva.com/investors/combined-general-meeting-2021/. We encourage you to check the referenced Company web- site for any updates to the information with respect to the Meeting as it is not expected that any additional information will be distributed to you via mail or email.

The enclosed materials are provided to allow you to vote at the Meeting. The Company has requested the Depositary to provide you with instructions on the voting process.

As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date who con- tinue to hold their ADS as of the French Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, French law and the By-Laws of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares represented by such Holders’ ADSs.

If you do not wish to vote as an ADS holder but rather wish to vote as a holder of the Company’s Shares, you will need to arrange for the can- cellation of your ADSs and become a Share holder in France before the French Record Date. You are advised to proceed with the cancellation of your ADSs well in advance of the French Record Date as the cancellation of ADSs and the delivery of the corresponding Shares in France may be subject to unexpected processing delays.

Please note that the Company has informed the Depositary that under French company law and the Company’s By-Laws, in order to exercise voting rights holders of Shares in registered form must have their Shares registered in their own name, or where applicable in the name of a registered financial intermediary, in a share account maintained by or on behalf of the Company by the Share Registrar as of the French Record Date. In order to exercise voting rights holders of Shares in bearer form are required to have their Shares registered in their own name, or where applicable, in the name of a registered financial intermediary and obtain from an accredited financial intermediary, and provide to the Company, an attendance certificate attesting to the registration of such Shares in the financial intermediary’s account as of the French Record Date.

Please further note that a holder as of the ADS Record Date who desires to exercise its voting rights with respect to ADSs representing Shares in registered or bearer form is required to: (a) be a holder of the ADSs as of the French Record Date, (b) deliver voting instructions to the Depositary by the ADS Voting Deadline, (c) instruct the Depositary to request that the Custodian deliver a voting form to the Company prior to the deadline established by the Company, and (d) in the case of ADSs representing Shares in bearer form, instruct the Depositary to request that the Custodian deposit the requisite attendance certificate with the Company. The delivery of voting instructions by an ADS Holder to the Depositary shall be deemed instructions to request delivery of the voting form and the attendance certificate.

If the Depositary receives from a Holder voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of all resolutions endorsed by the Company’s Management Board. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial oppo- sition exists, or (iii) the right of Holders of Deposited Securities may be materially adversely affected. Additionally, the Company has informed the Depositary that, under French company law, shareholders holding a certain percentage of the Company’s Shares, the workers’ council or the Management Board may submit a new resolution and the Management Board may also modify the proposed resolutions reproduced in the Depositary Notice of Meeting. In such case, ADS Holders who have given prior instructions to vote on such resolutions shall be deemed to have voted in favor of the new or modified resolutions if approved by the Management Board and against if not approved by the Company’s Management Board.

Upon receipt from a Holder (as of the ADS Record Date and who continues to hold the ADS as of the French Record Date) of a signed and completed Voting Instructions Card prior to the ADS Voting Deadline, the Depositary shall endeavor, insofar as practicable and permitted under any appli- cable provisions of French law and the Company’s By-Laws, to cause to be voted the Shares represented by such ADSs.

Please note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Shares.

The information enclosed herewith with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this informa- tion to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be con- sidered at the Meeting. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A. - ADR Shareholder Services toll-free at 877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

Exhibit A

Ordinary Resolutions:

-Approval of the parent entity financial statements for the year ended December 31, 2020 (Resolution 1);

-Approval of consolidated financial statements for the year ended December 31, 2020 (Resolution 2);

-Appropriation of earnings for the fiscal year ended December 31, 2020 (Resolution 3);

-Approval of regulated agreements governed by Articles L. 225-86 et seq. of the French Commercial Code (Resolution 4);

-Approval of the remuneration policy applicable to the corporate officers (Resolution 5);

-Approval of the information referred to in Article L. 22-10-9, I of the French Commercial Code, pursuant to Article L. 22-10-34, I of the French Commercial Code (Resolution 6);

-Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to Mr. Thomas Lingelbach, Chairman of the Management Board (Resolution 7);

-Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to the Management Board members (other than the Chair of the Management Board) (Resolution 8);

-Approval of the fixed, variable and exceptional components making up the total remuneration and benefits of any kind paid during, or granted in respect of the fiscal year ended December 31, 2020, to Mr. Frédéric Grimaud, Chairman of the Supervisory Board (Resolution 9);

-Authorization and powers to be given to the Management Board for the purpose of allowing the Company to make transactions on its own shares (Resolution 10);

Extraordinary Resolutions:

-Amendments and harmonization of the Company’s Articles of Association (Resolution 11);

-Authorization granted to the Management Board to cancel treasury shares (Resolution 12);

-Grant of authority to the Management Board to increase the share capital by issuing ordinary shares or any securities giving access to the capital while maintaining the preferential subscription right of the shareholders (Resolution 13);

-Grant of authority to the Management Board to increase the capital by issuing ordinary shares or any securities giving access to the capital through a public offering (other than those referred to in Article L. 411-2, 1° of the French Monetary and Financial Code), canceling preferential subscription rights of the shareholders though including an option for a priority period (Resolution 14);

-Grant of authority to the Management Board to increase the share capital by issuing shares and/or securities giving immediate and/or future access to the Company’s share capital, with cancellation of preferential subscription rights of the shareholders, through a public offering referred to in Article L. 411-2, 1° of the French Monetary and Financial Code (Resolution 15);

-Grant of authority to the Management Board in the event of an issue of the Company’s ordinary shares and/or securities giving immediate and/or later access to the Company’s share capital, with cancellation of preferential subscription rights of the sharehold- ers, to set the issue price, up to a limit of 10% of the share capital per year (Resolution 16);

-Grant of authority to the Management Board to increase the share capital by issuing shares, with cancellation of preferential sub- scription rights of the shareholders for the benefit of certain categories of persons meeting specified characteristics (Resolution 17);

-Grant of authority to the Management Board to increase the number of shares to be issued in the case of a capital increase, with or without preferential subscription rights for existing shareholders, within the limit of 15% of the initial issue amount (Resolution 18);

-Grant of authority to the Management Board in order to increase the share capital through the capitalization of reserves, earnings or premium (Resolution 19);

-Grant of authority to the Management Board to increase the share capital by issuing shares and/or securities giving immediate and/or future access to the capital of the Company, with cancellation of preferential subscription rights of the shareholders, in con- sideration for contributions in kind for equity securities or other securities giving access to the capital (Resolution 20);

-Maximum aggregate amount of capital increases (Resolution 21);

-Issue of equity warrants (Resolution 22);

-Cancellation of preferential subscription rights for the benefit of selected categories of persons (Resolution 23);

-Issue of free shares; Corresponding grant of authority to the Management Board (Resolution 24);

-Grant of authority to the Management Board for the purpose of deciding to carry out a capital increase reserved for employees (Resolution 25);

-Powers for formalities (Resolution 26).